

SECURITIES AND EXCHANGE COMMISSION

SEC Mail Processing Section

MAY 28 2010

Washington, DC 110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67031

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/09 (MM/DD/YY) **AND ENDING** 3/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Pacco Capital Solutions, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1821 56th Avenue
(No. and Street)

Greeley, CO 80634
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Reyheena Eidarous (949) 981-7963
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Ed Price, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedule pertaining to the firm of Pacco Capital Solutions, LLC, as of March 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Notary Public

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PACCO CAPITAL SOLUTIONS, LLC

Table of Contents

Boros & Farrington
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court • Suite 210
San Diego, CA 92128-2424
(858) 487-8518 • Fax (858) 487-6794
borosfarrington@msn.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Pacco Capital Solutions, LLC

We have audited the accompanying statement of financial condition of Pacco Capital Solutions, LLC as of March 31, 2010, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacco Capital Solutions, LLC at March 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule, Computation of Net Capital, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boros & Farrington APC

May 14, 2010
San Diego, California

PACCO CAPITAL SOLUTIONS, LLC

Statement of Financial Condition

March 31, 2010

ASSETS

Cash	$36,124
Prepaid expenses and other	876
	$37,000

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 4,380
Member's equity	32,620
	$37,000

See notes to financial statements.

PACCO CAPITAL SOLUTIONS, LLC

Statement of Operations

Year Ended March 31, 2010

Revenues	
Commissions	$76,824
Interest income	163
Total revenues	76,987
Expenses	
Commissions	58,962
Outside Services	11,155
Rent	4,925
Licenses, taxes and registrations	2,188
Other	2,575
Total expenses	79,805
Net loss	$ (2,818)

See notes to financial statements.

PACCO CAPITAL SOLUTIONS, LLC

Statement of Changes in Member's Equity

Year Ended March 31, 2010

Balance, April 1, 2009	$48,438
Dividends	(13,000)
Net loss	(2,818)
Balance, March 31, 2010	$32,620

See notes to financial statements.

PACCO CAPITAL SOLUTIONS, LLC

Statement of Cash Flows

Year Ended March 31, 2010

Cash flows from operating activities	
Net loss	$ (2,818)
Adjustments to reconcile net loss to net cash from operating activities	
Changes in operation assets and liabilities	
Commissions receivable	6,523
Prepaid expenses and other	7,203
Accounts payable and accrued liabilities	(5,901)
Net cash from operating activities	5,007
Cash flows from financing activities	
Dividends	(13,000)
Net decrease in cash	(7,993)
Cash, beginning of year	44,117
Cash, end of year	$ 36,124
Supplemental disclosure of cash flow information:	
Income taxes paid	$ -
Interest paid	$ -

See notes to financial statements.

PACCO CAPITAL SOLUTIONS, LLC

Notes to Financial Statements

1. **THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES**

The Company. Pacco Capital Solutions, LLC (the "Company") was formed on April 22, 2005 as a Nevada Limited Liability Company. Normandy Capital Group, LLC is the Company's sole member. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company is engaged primarily in the private placement of securities on a best efforts basis only and corporate finance and other investment banking advisory services.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Income Taxes. Income taxes, if any, are the liability of the individual members.

2. **COMMITTMENTS**

The Company leases its office from a registered representative on a month-to-month basis.

3. **NET CAPITAL REQUIREMENTS**

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at March 31, 2010 was 0.14 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At March 31, 2010, the Company's net capital of $31,744 was $26,744 in excess of the amount required by the SEC.

4. **COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3**

The Company relies on Section K (2) (i) of the Securities Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

*****

PACCO CAPITAL SOLUTIONS, LLC

Supplemental Schedule
Computation of Net Capital
Pursuant to Rule 15c3-1

March 31, 2010

Total members' equity	$32,620
Less non-allowable assets Prepaid expenses and other	876
Net capital	$31,744
Total aggregate indebtedness	$ 4,380
Ratio of aggregate indebtedness to net capital	0.14
Minimum net capital required	$ 5,000

Note: *There are no differences between the net capital reported above and the net capital reported on Form FOCUS X-17A-5 Part IIA at March 31, 2010.*

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
Pacco Capital Solutions, LLC:

In planning and performing our audit of the financial statements and supplementary schedules of Pacco Capital Solutions, LLC ("the Company") for the year ended March 31, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements

being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the control environment and accounting system and their operation that we consider to be a material weakness as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2010, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

Boros & Farrington APC

May 14, 2010
San Diego, California

SIPC SUPPLEMENTAL REPORT

Board of Directors
Pacco Capital Solutions, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to March 31, 2010, which were agreed to by Pacco Capital Solutions, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported for the fiscal period beginning April 1, 2009 and ending March 31, 2010, with the amounts reported in Form SIPC-7T for the period ended March 31, 2010 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Bernos & Farrington APC

May 14, 2010
San Diego, California

PACCO CAPITAL SOLUTIONS, LLC

Determination of "SIPC Net Operating Revenues"
General Assessment
And Schedule of Payments
Pursuant to SEC Rule 17a-5(e)(4)

From April 1, 2009 to March 31, 2010

Total revenue	$76,987
Deductions	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures	(19,479)
Other revenue not directly or indirectly related to the securities business	(163)
SIPC net operating revenues	$57,345
General assessment @ .0025 or $150	$ 150
Less payments	
October 30, 2009	(150)
Assessment balance due	$ -